Filed by Athena Technology Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Commission File No.: 001-40209

Subject Company: Heliogen, Inc.

In connection with the previously announced business combination between Athena Technology Acquisition Corp. (“Athena”) and Heliogen, Inc. (“Heliogen”), the following Press Release was released on December 28, 2021. A copy of the Press Release and social media posts relating to the business combination are being filed herewith as written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425).

I.	Press Release

Athena Technology Acquisition Corp. Announces Stockholder Approval of Business Combination with Heliogen, Inc.

Dec 28, 2021

KENNESAW, Ga. & PASADENA, Calif. – Athena Technology Acquisition Corp. (NYSE: ATHN) (“ATHN”), a publicly-traded special purpose acquisition company, today announced that its stockholders voted to approve the previously announced business combination with Heliogen, Inc. (“Heliogen”) at ATHN’s special meeting of stockholders (the “Special Meeting”) held today, December 28, 2021.

More than 91% of the votes cast at the Special Meeting were in favor of the approval of the business combination. ATHN stockholders also voted to approve all other proposals presented at the Special Meeting. ATHN plans to file the results of the Special Meeting, as tabulated by an independent inspector of elections, on a Form 8-K with the Securities and Exchange Commission tomorrow.

Subject to the satisfaction of certain other closing conditions, the business combination is expected to close on December 30, 2021. Following the closing, the combined company will be renamed “Heliogen, Inc.” and its common stock and warrants are expected to commence trading on the New York Stock Exchange under the symbols “HLGN” and “HLGNW,” respectively, on December 31, 2021.

About Athena Technology Acquisition Corp.

Athena Technology Acquisition Corp. is an entirely women-led special purpose acquisition company whose business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses in the technology, direct-to-consumer and fintech industries.

About Heliogen

Heliogen is a renewable energy technology company focused on eliminating the need for fossil fuels in heavy industry and powering a sustainable future. The company’s AI-enabled, modular concentrated solar technology aims to cost-effectively deliver near 24/7 carbon-free energy in the form of heat, power, or green hydrogen fuel at scale – for the first time in history. Heliogen was created at Idealab, the leading technology incubator founded by Bill Gross in 1996. For more information about Heliogen, please visit heliogen.com.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Statements that are not historical in nature, including the words “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast” and other similar expressions are intended to identify forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement; (ii) the outcome of any legal proceedings that may be instituted against Athena, Heliogen or others following announcement of the business combination; (iii) the inability to complete the transactions contemplated by the business combination agreement; (iv) the ability to obtain or maintain the listing of Heliogen’s common stock on the NYSE following the business combination; (v) the risk that the proposed transaction disrupts current plans and operations as a result of the announcement and consummation of the business combination; (vi) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, the ability of Heliogen to grow and manage growth profitably, maintain relationships with customers, compete within its industry and retain its key employees; (vii) costs related to the proposed business combination; (viii) changes in applicable laws or regulations; (ix) the effect of the COVID-19 pandemic on Heliogen’s business; (x) the ability of Heliogen to execute its business model, including market acceptance of its planned products and services and achieving sufficient production volumes at acceptable quality levels and prices; (xi) Heliogen’s ability to raise capital; (xii) the possibility that Heliogen may be adversely impacted by other economic, business, and/or competitive factors; and (xiii) future exchange and interest rates. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the registration statement on Form S-4, as amended through November 19, 2021, in the definitive proxy statement / prospectus, dated December 3, 2021 and other documents filed by Athena from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Athena and Heliogen assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Athena nor Heliogen gives any assurance that either Athena or Heliogen, or the combined company, will achieve its expectations.

Athena Technology Acquisition Corp. Contacts

For Media:
Berns Communications Group
AthenaPR@bcg-pr.com
(973) 727-8400
(917) 922-4435

Heliogen Contacts

For Media:
Press@Heliogen.com

For Investors:
Caldwell Bailey
ICR, Inc.
HeliogenIR@icrinc.com

II.	LinkedIn Post

The linked press release appears above under Section I.

III.	Twitter Post

The linked press release appears above under Section I.

IV.	Instagram Post

The linked press release appears above under Section I.

Additional Information and Where to Find It

In connection with the proposed business combination, Athena Technology Acquisition Corp. (“Athena”) has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that has been declared effective by the SEC, which includes a prospectus of Athena with respect to the securities to be issued in connection with the business combination with Heliogen, Inc. (“Heliogen”) and a definitive proxy statement of Athena with respect to the special meeting of stockholders to be held to approve, among other things, the proposed business combination and related transactions (“Special Meeting”). The combined proxy statement/prospectus relating to the proposed business combination was mailed to Athena’s stockholders on or about December 6, 2021. This communication does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. The proposed business combination and related transactions will be submitted to stockholders of Athena for their consideration. Athena’s stockholders and other interested persons are advised to read the definitive proxy statement/prospectus and other documents filed in connection with Athena’s solicitation of proxies for its Special Meeting because these materials contain important information about Heliogen, Athena and the proposed business combination and related transactions. The definitive proxy statement/prospectus and other relevant materials for the proposed business combination were mailed to stockholders of Athena as of November 23, 2021. Stockholders may also obtain a copy of the preliminary or definitive proxy statement/prospectus, once available, as well as other documents filed with the SEC by Athena, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Phyllis Newhouse, President and Chief Executive Officer, Athena Technology Acquisition Corp., 125 Townpark Drive, Suite 300, Kennesaw, GA 30144, or by telephone at (970) 924-0446.

Participants in the Solicitation

Athena, Heliogen and their respective directors and executive officers and other persons may be deemed to be participants in the solicitations of proxies from Athena’s stockholders in respect of the proposed business combination and related transactions. Information regarding Athena’s directors and executive officers is available in its Registration Statement on Form S-1 and the prospectus included therein filed with the SEC on March 3, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests are contained in the definitive proxy statement/prospectus related to the proposed business combination and related transactions, and which can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

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